March 24, 2025

William V. Williams
Chief Executive Officer
BriaCell Therapeutics Corp.
Suite 300 - 235 15th Street
West Vancouver, BC V7T 2X1

       Re: BriaCell Therapeutics Corp.
           Draft Registration Statement on Form S-1
           Submitted March 12, 2025
           CIK No. 0001610820
Dear William V. Williams:

       We have conducted a limited review of your draft registration statement and have the following comment.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please revise the graphics appearing on the inside cover of your prospectus to remove any statements concluding that your product candidates are safe, effective or likely to be approved by the FDA. For example, we note your statements claiming your Bria-
       IMT candidate has "remarkable clinical efficacy" and "safety & efficacy data similar or superior to approved breast cancer drugs." We also note your statement claiming
       "If hazard ratio (HR) is < 0.6... approved!" and the the section titled "What does the
       FDA think?" which both improperly imply you will receive approval of your Bria-
       IMT candidate. Statements that conclude safety, efficacy or impending FDA approval are improper and premature, as such conclusions are within the sole authority of the
       FDA and comparable foreign regulators. In your revisions, please also ensure that your graphics accurately represent your current business and do not present only the
 March 24, 2025
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       most favorable aspects of your company. Refer to Question 101.02 of the Compliance and Disclosure Interpretations for Securities Act Forms for further guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Christian Lichtenberger, Esq.